Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    Date of Material Change
August 20, 2015
3.    News Release
A news release disclosing in detail the material summarized in this material change report was issued by Baytex on August 20, 2015 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.
4.    Summary of Material Change
On August 20, 2015, Baytex announced updated capital spending and production guidance for 2015, an expected reduction of capital spending in 2016 and a suspension of the monthly dividend. The announcement stated that Baytex expected capital spending for 2015 to be $500 million (at the low end of the $500 million to $575 million range previously announced), 2015 production to be 84,000 to 86,000 boe/d (as compared to the previously announced 84,000 to 88,000 boe/d) and, subject to the approval of the Board of Directors in December, a 25% reduction in the 2016 capital budget to a range of $350 million to $400 million. Additionally, the Board of Directors of Baytex approved a suspension of the monthly dividend; Baytex had previously paid a monthly dividend of $0.10 per share.

5.    Full Description of Material Change
5.1    Full Description of Material Change
Sustainability in a Low Crude Oil Price Environment
Since inception, our business strategy has been predicated on three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. We have built an exceptional asset base focused on crude oil and liquids with a significant inventory of development prospects and sector leading capital efficiencies. When commodity prices return to more normalized levels, we are positioned for significant organic growth. Our long-term strategic objectives remain intact as we strive to grow our funds from operations, production and reserves on a per share basis.

One of the key tenets of our business model is to ensure the sustainability of our operations. We accomplish this by maintaining strong levels of financial liquidity and funding our capital program and cash dividends with funds from operations. Our business model has been challenged in 2015 given the precipitous decline in commodity prices.

Since December 2014, we undertook certain initiatives to counter the impact of falling commodity prices and to maintain strong levels of financial liquidity, including revising our level and timing of capital spending, reducing our dividend, implementing cost reduction measures and completing an equity financing. The result of these initiatives was evident during the second quarter when we essentially funded our capital spending and dividend with funds from operations, resulting in no incremental borrowings.

Subsequent to the end of the second quarter, the macro environment and outlook for commodity prices has deteriorated considerably, which has put a further strain on our business model. In particular:

•	The current spot West Texas Intermediate (“WTI”) oil price is approximately US$41/bbl, down 29% from a Q2/2015 average of US$58/bbl;

•	The current spot heavy oil benchmark price, Western Canadian Select (“WCS”), is approximately US$25/bbl, down 46% from a Q2/2015 average of US$46/bbl;

•	The forward curve for WTI in 2016 is approximately US$48/bbl, down 26% from a high in Q2/2015 of approximately US$65/bbl; and

•	The forward curve for WCS in 2016 is approximately US$34/bbl, down 32% from a high in Q2/2015 of approximately US$50/bbl.

Taking into consideration the deteriorating macro environment and a view that it is likely to last longer than earlier anticipated, we are announcing several additional measures to enhance our sustainability and preserve our per share metrics through 2016.

•
We are suspending our monthly cash dividend after the September 15, 2015 payment previously declared. We believe this is a prudent step to minimize additional bank borrowings during this period of extremely low commodity prices. We continue to believe in returning a portion of our funds from operations to shareholders under normal operating conditions. However, based on the current forward strip, we would not generate sufficient funds from operations to pay a dividend. We will reinstate the monthly dividend when commodity prices recover to a supportive level.

•
We expect total exploration and development expenditures for 2015 to approximate $500 million, representing the low-end of our guidance range of $500 to $575 million. We are also tightening our production guidance range for 2015 to 84,000 to 86,000 boe/d (previously 84,000 to 88,000 boe/d).

◦
Despite achieving cost reductions of approximately 20%, current prices do not support further drilling at Peace River or Lloydminster at this time. As a result, we have deferred our heavy oil program in Canada for the reminder of the year. We have drilled six of eight budgeted wells at Peace River and 21 of 26 budgeted wells at Lloydminster.

◦
In the Eagle Ford, we continue to work with our partner on further cost reductions. To-date, we have achieved an approximate 21% reduction in well costs – with wells now being drilled, completed, and equipped for approximately US$6.5 million, as compared to US$8.2 million in 2014. We expect a further 8% reduction to approximately US$6.0 million per well to be achieved in the second half of 2015. Under this new cost structure and assuming a flat US$50/bbl WTI price, the expected internal rate of return (before tax) of a new well in the Eagle Ford remains a robust 38%, demonstrating the efficiency of our capital spending in a low price environment.

◦
In the Eagle Ford, essentially all of our acreage is held by production. Although a majority of our acreage is non-operated, we have the ability to opt out of any proposed drilling locations. Any such decisions would be made in the context of the prevailing environment.

•
We continue to focus on cost reduction initiatives. Operating costs through the first six months of 2015 have averaged $10.70/boe, a 13.5% reduction versus budget. Cost reduction initiatives include fuel savings, reduced repair and maintenance expenditures and workovers, and the shut-in of uneconomic production. General and administrative expenses have been reduced by approximately 10% and we continue to seek further spending reductions across all categories.

•	The measures announced today will enhance financial liquidity going forward.

o
We anticipate exiting 2015 with senior debt (being the amount drawn on our credit facilities and the principal amount of long-term debt) of approximately $1.8 billion, representing a senior debt to Bank EBITDA ratio of 3.1x, compared to a maximum permitted ratio of 4.5x to the end of 2016.

o
We have unsecured revolving credit facilities consisting of a $1 billion Canadian facility and a US$200 million U.S. facility with a maturity date of June 2019. At the end of December 2015, we anticipate having approximately $975 million of undrawn capacity on these facilities.

Reduced Capital Program in 2016

In this current environment, we anticipate reducing our exploration and development spending in 2016 by approximately 25% from 2015 levels - to a range of $350 to $400 million. Although our 2016 capital and operating budget has yet to be finalized and approved by our Board of Directors, at this level of spending, we will target relatively stable production in 2016 compared to our 2015 exit production rate. Our capital program going forward will remain flexible and continues to allow for adjustments based on changes in the commodity price environment. Our Board of Directors is expected to finalize the 2016 capital and operating budget in December 2015.
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5.2    Disclosure for Restructuring Transactions
Not applicable.
6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.    Omitted Information
Not applicable.
8.    Executive Officer
For further information, contact Murray J. Desrosiers, Vice President, General Counsel & Corporate Secretary (587) 952-3255.
9.    Date of Report
August 24, 2015.

Advisory

Certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this material change report speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this material change report contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; the enhanced sustainability of our business; expected decreases in our cost structure; our expectation that capital will be spent on our highest rate of return projects; our expectation that Baytex is positioned for greater success and significant organic growth when commodity prices return to more normalized levels; the reduction in capital spending in 2016 relative to 2015;

the outlook for West Texas Intermediate light oil and Western Canadian Select heavy oil prices; our intent to reinstate the payment of dividends on our common shares when commodity prices recover to a supportive level; our capital budget for 2015; our annual average production rate for 2015; the cost of drilling, completing and equipping a well in the Eagle Ford in the second half of 2015; the internal rate of return for our Eagle Ford wells; our senior debt to Bank EBITDA ratio at year-end 2015; the amount of undrawn capacity on our revolving credit facilities at year-end 2015; our capital budget for 2016; our expectation that 2016 production will remain stable at our 2015 exit production rate; and the timing of announcing our 2016 capital and operating budget. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of the Eagle Ford assets; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserves volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; substantial or extended declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; uncertainties in the capital markets that may restrict the availability of or increase the cost of capital or of borrowing; refinancing risk for existing debt and the risk of failing to comply with covenants in existing debt agreements; risks associated with properties operated by third parties, specifically with respect to a substantially majority of our Eagle Ford assets; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all hazards associated with acquiring, developing and exploring for oil and natural gas; business risks; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2014, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The above summary of assumptions and risks related to forward-looking statements in this material change report has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this material change report are stated in Canadian dollars unless otherwise specified.

Oil and Gas Information

When converting volumes of natural gas to oil equivalent amounts, Baytex has adopted a conversion factor of six million cubic feet of natural gas being equivalent to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Oil equivalent amounts may be misleading, particularly if used in isolation.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Bank EBITDA is not a measurement based on GAAP in Canada. Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income for financing costs, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, amortization, impairment, exploration expenses, unrealized gains and losses on financial derivatives and foreign exchange, and share-based compensation) and acquisition and disposition activity and is calculated based on a trailing twelve month basis.